UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TorreyPines Therapeutics, Inc.

(Name of Issuer)

Common Shares, par value $0.001

(Title of Class of Securities)

89235K105

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89235K105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GIMV, NV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,628,603

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,628,603

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,603

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.34%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 89235K105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Adviesbeheer GIMV Life Sciences, NV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,628,603

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,628,603

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,603

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.34%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 89235K105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotech Fonds Vlaanderen, NV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,628,603

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,628,603

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,603

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.34%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 89235K105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick Van Beneden, Executive Vice President, Life Sciences

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,628,603

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,628,603

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,603

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.34%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer TorreyPines Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 11085 North Torrey Pines Road, Suite 300 La Jolla, CA 92037

Item 2.
	(a)	Name of Person Filing GIMV, NV
	(b)	Address of Principal Business Office or, if none, Residence Karel Oomsstraat 37 B-2018 Antwerpen, Belgium
	(c)	Citizenship
	(d)	Title of Class of Securities
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 2,628,603 (see schedule below by fund)
	(b)	Percent of class: 16.34%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 2,628,603
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 2,628,603

Entity Name	Common Stock	Warrants for Common Stock	Total Shares Beneficially Owned	Beneficial Ownership %
GIMV NV	1,544,403	286,897	1,831,300
Adviesbeheer GIMV Life Sciences, NV	193,776	35,782	229,558
Biotech Fonds Vlaanderen, NV	477,704	90,041	567,745

Total GIMV NV combined holdings:	2,215,883	412,720	2,628,603	16.34%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing  below I certify  that,  to the best of my  knowledge  and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or  influencing the control of the issuer of the  securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
(Date)

GIMV

By: /s/ Dirk Boogmans
Name: Dirk Boogmans
Title: President & Chief Executive Officer

By: /s/ Dirk Beeusaert
Name: Dirk Beeusaert
Title: Chief Legal Officer